SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                              ---------------

                                SCHEDULE 13G

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13D-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                             (AMENDMENT NO. )(1)


                          SYCAMORE NETWORKS, INC.
       --------------------------------------------------------------
                              (NAME OF ISSUER)


                  COMMON STOCK, PAR VALUE $.001 PER SHARE
       --------------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)


                                871206 10 8
       --------------------------------------------------------------
                               (CUSIP NUMBER)


                              OCTOBER 22, 1999
       --------------------------------------------------------------
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

|_|  RULE 13d-1(b)

|_|  RULE 13d-1(c)

|X|  RULE 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 871206 10 8              13G
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The Gururaj Deshpande Grantor Retained Annuity Trust
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                      (b) |_|
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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
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                                  5     SOLE VOTING POWER
       NUMBER OF                        -0- shares
         SHARES                   -------------------------------------------
      BENEFICIALLY                6     SHARED VOTING POWER
        OWNED BY                        18,000,000 shares
          EACH                    -------------------------------------------
       REPORTING                  7     SOLE DISPOSITIVE POWER
         PERSON                         -0- shares
          WITH                    -------------------------------------------
                                  8    SHARED DISPOSITIVE POWER
                                       18,000,000 shares
-----------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         18,000,000 shares
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                        |_|
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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         7.6%
-----------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
         OO
-----------------------------------------------------------------------------




ITEM 1(a).  NAME OF ISSUER:

            Sycamore Networks, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            10 Elizabeth Drive
            Chelmsford, MA  01824

ITEM 2(a).  NAMES OF PERSONS FILING:

            The Gururaj Deshpande Grantor Retained Annuity Trust
            (the "Trust")

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            10 Elizabeth Drive
            Chelmsford, MA  01824

ITEM 2(c).  CITIZENSHIP:

            The Trust was organized in the United States of America.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $.001 per share (the "Common Stock")

ITEM 2(e).  CUSIP NUMBER:

            871206 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.

ITEM 4.     OWNERSHIP.

            (a) AMOUNT BENEFICIALLY OWNED:

         The Trust beneficially owns an aggregate of 18,000,000 shares of the outstanding Common Stock. The shares of Common Stock reported herein as beneficially owned by the Trust do not include any shares of Common Stock beneficially owned by the trustee of the Trust in the trustee's individual capacity or otherwise (except for such shares beneficially owned by the trustee solely by virtue of the trustee's status as trustee of the Trust).

            (b) PERCENT OF CLASS:

         The shares of Common Stock beneficially owned in the aggregate by the Trust represent approximately 7.6% of such class.

            (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

         The Trust does not have the sole power to vote or direct the vote of any shares of Common Stock.

                (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

         The Trust shares power to vote or to direct the vote of 18,000,000 shares of Common Stock with the trustee of the Trust.

                (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

         The Trust does not have the sole power to dispose or direct the disposition of any shares of Common Stock.

                (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

         The Trust shares power to vote or to direct the vote of 18,000,000 shares of Common Stock with the trustee of the Trust.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            Not applicable.




                                 SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2000


                                            THE GURURAJ DESHPANDE GRANTOR
                                            RETAINED ANNUITY TRUST


                                            By: /s/ Jaishree Deshpande
                                               -----------------------------
                                               Name:  Jaishree Deshpande
                                               Title: Trustee